UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM 12-b-25
                          NOTIFICATION OF LATE FILING
                                                         SEC FILE NUMBER
                                                             0-22962

(Check One) Form 10-K [ ] Form 20-F[ ] Form 11-K[ ] Form 10-Q[X] Form N-SAR [ ]
     For Period Ended: June 30, 1996
                                                       CUSIP NUMBER

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[ X ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing of the filing checked above, identify the Item(s) to which the notification relates: Item 6 and the Exhibits listed therein


PART I -- REGISTRANT INFORMATION

Full Name of Registrant
Human Genome Sciences, Inc.
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Former Name if Applicable
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Address of Principal Executive Office (Street and Number)
     9410 Key West Avenue
     ----------------------------------------------------------------------
City, State and Zip Code  Rockville, MD  20850
                          -------------------------------------------------


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if applicable)

[X]  (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's  statement  or  other  exhibit required by Rule 12b-

          25(c) has been attached if applicable.

PART III -- NARRATIVE


State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant has not yet finalized its redaction of the portions of the exhibits to Form 10-Q for which confidential treatment is being requested. Further review is required to make sure that the exhibits, as filed, will not include portions of the agreements which it or its collaborators consider to be confidential.
                                                SEC 1344(11-91)

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification.

         Melvin D. Booth            (301)             309-8504
         ---------------            -----             --------
         (Name)                  (Area Code)      (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

       If so, attach an explanation of the anticipation change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           HUMAN GENOME SCIENCE, INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

       has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   August 15, 1996                 By  /s/ Melvin D. Booth
       ---------------                     -------------------
                                           Melvin D. Booth, President & Chief
                                             Operating Officer and Acting
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.